January 27, 2006

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission Division of Corporate Finance 100 F Street, N.E. Washington, D.C. 20549 Attention: Matthew J. Benson, Esq.

Re:	Theater Xtreme Entertainment Group, Inc. (the “Company”)
Registration Statement on Form SB-2
SEC File No. 333-130058 (the “Registration Statement”)

Dear Mr. Benson:

We are counsel to the Company.

This letter responds to the Staff’s comment letter dated January 24, 2006 addressed to the Company regarding the Registration Statement. For your convenience of reference, each of the Staff’s comments applicable to the Registration Statement has been reproduced, followed by the Company’s response to such comment:

Calculation of Registration Fee

1.
Please refer to comment 2 in our letter dated December 21, 2005. We note your revised disclosure indicating selling shareholders will offer and sell their shares at a price of $1.00 per share until the shares are quoted on the OTC Bulletin Board or another market quotation system. We also note the proposed maximum offering price used in your calculation of registration fee table is $0.35, based on a recent equity offering. Please revise your calculation of registration fee table to reconcile with the maximum offering price being offered by selling shareholders. See Rule 457 of Regulation C.

RESPONSE: The Company has made appropriate changes to the Registration Statement by Amendment No. 2 filed on January 27, 2006 to respond to the Staff’s comment. Our client advises us that it is transmitting the additional filing fee resulting from this change to the SEC.

United States Securities and Exchange Commission
January 27, 2006

Selling Security Holders, page 26

2.
Please refer to comment 3 in our letter dated December 21, 2005. We note you have identified the beneficial owners of the selling shareholders in the table. Please further revise your disclosure to more clearly indicate the nature of their beneficial ownership. For example, please include footnote disclosure explaining the capacity in which the beneficial owners identified have control in the selling shareholders.

RESPONSE: The Company has made appropriate changes to the Registration Statement by Amendment No. 2 filed on January 27, 2006 to respond to the Staff’s comment.

Also enclosed is our client’s request for acceleration of effectiveness.

Enclosed for your convenience of reference are two copies of Amendment No. 2 to the Registration Statement and two copies marked to show the changes made from Amendment No. 1.

Sincerely,

Steven B. King

SBK/mah-Enclosure
cc:	Mr. Scott Oglum (w/enc.)